UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   December 14, 2004

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

701 Ninth Street, N.W., Washington, DC	20068
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement**

Loan Agreement

See Item 2.03 below.

Director Compensation

On December 16, 2004, the Board of Directors of Pepco Holdings, Inc. (the "Company" or "PHI") adopted a Non-Management Director Compensation Plan (the "Director Compensation Plan"), which supersedes the Company's Stock Compensation Plan for Directors. Under the new plan, which takes effect January 1, 2005, each director who is not an employee of the Company or any of its subsidiaries (a "non-management director") is entitled to elect to receive his or annual retainer, retainer for service as a committee chairman, if any, and meeting fees in: (i) cash, (ii) shares of the Company's common stock, $.01 par value per share ("Common Stock"), (iii) a credit to an account for the director established under the Company's Executive and Director Deferred Compensation Plan ("Deferred Compensation Plan") or (iv) any combination thereof. A total of 500,000 shares of Common Stock is authorized for issuance under the Director Compensation Plan. The Director Compensation Plan expires on December 31, 2014, unless terminated earlier by the Board of Directors. The Director Compensation Plan is filed herewith as Exhibit 10.2.

A non-management director who elects to have all or any portion of his or her compensation for services as a director credited to an account under the Deferred Compensation Plan can elect to have his or her account balance under the plan: (i) maintained in the form of phantom shares of Common Stock and credited with additional phantom shares when the Company pays a dividend on its Common Stock, (ii) credited with a return based on the prevailing prime rate or (iii) credited with a return based on the return on one or more investment funds selected by the committee responsible for the administration of the Deferred Compensation Plan. Distributions to participants under the Deferred Compensation Plan are made in cash, in either a lump sum or installments, commencing at a time selected by the participant.

On December 16, 2004, the Board also approved an amendment to the Company's Corporate Governance Guidelines to require that each non-management director own at least 7,500 shares of Common Stock or phantom shares. Directors serving as of January 1, 2005 have until December 31, 2007 to meet this requirement. Newly elected or appointed directors are required to reach this ownership level within three years after the date of their election or appointment.

On December 16, 2004, the Board of Directors revised the compensation arrangement for directors, effective January 1, 2005, to provide that each of the Company's non-management directors will be paid an annual retainer of $45,000, plus a fee of $2,000 for each Board and Committee meeting attended. Each non-management director who chairs either the Compensation/Human Resources, Executive or Finance Committee of the Board of Directors will be paid an additional annual retainer of $5,000. Each non-management director who chairs either the Audit or Corporate Governance/Nominating Committee of the Board of Directors will be paid an additional retainer of $7,500.

Executive Annual Incentive Plan

On December 16, 2004, the Board of Directors approved the Pepco Holdings, Inc. Annual Executive Incentive Compensation Plan (the "Plan"). A copy of the Plan is filed herewith as Exhibit 10.3. The Plan replaces the Potomac Electric Power Company and Conectiv short-term executive incentive compensation plans. The purposes of the Plan are to: (i) link annual corporate and business priorities and group performance goals; (ii) reinforce a high performance culture tying rewards to measurable accountabilities and achievement; (iii) recognize and reward individual performance and differentiate award levels based on absolute and relative contributions; and (iv) provide a variable award opportunity as part of total compensation that enables the Company to attract, retain and motivate key executives. The Compensation/Human Resources Committee of the Board of Directors (the "Committee") is responsible for the administration of the Plan.

Participants in the Plan are key executives of the Company and its subsidiaries selected by the Chairman of the Board of the Company and approved by the Committee. Under the Plan, participants are entitled to earn cash compensation based on the extent to which pre-established corporate and business unit performance objectives and individual performance goals are achieved during the Plan year and on any other factors or circumstances that the Committee, in its sole discretion, determines to take into consideration. The recipient of an award under the Plan may elect to defer payment of all or any portion of the award under an applicable deferred compensation plan.

The Committee has established as the performance goals for 2005 for awards under the Plan performance criteria relating to one or more of: earnings, cost containment, electric system reliability, customer satisfaction, diversity and safety.

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On December 14, 2004, PHI entered into a Short Term Loan Agreement with Mizuho Corporate Bank (USA) (the "Lender") pursuant to which PHI is entitled to borrow up to $50 million (the "Loan Agreement"). On December 17, 2004, PHI borrowed $50 million under the Loan Agreement. The loan bears interest at a rate equal LIBOR for the applicable interest period plus 0.4% per annum, and PHI is entitled to elect interest periods of one, two, three or six months. PHI initially has elected an interest period of one month. In addition, PHI may elect to convert the interest rate to a daily rate equal to the greater of (i) the Lender's prime rate and (ii) the federal funds effective rate plus 0.5%. Interest on the loan is payable on the last day of each interest period, and the principal amount of the loan is payable on December 13, 2005. The loan may be prepaid by PHI in whole or in part without premium or penalty on three business days' notice. Amounts prepaid may not be re-borrowed.

The Loan Agreement contains customary financial and other covenants that, if not satisfied, could result in the acceleration of repayment of the loan. Among these covenants is the requirement that PHI maintain a ratio of total indebtedness to total capitalization of

65% or less, computed in accordance with the terms of the Loan Agreement. The Loan Agreement also contains a number of customary events of default that could result in the acceleration of repayment of the loan, including (i) the failure of PHI or any of its significant subsidiaries to pay when due, or the acceleration of, certain indebtedness under other borrowing arrangements, (ii) certain bankruptcy events, judgments or decrees against PHI or its significant subsidiaries, and (iii) a change in control (as defined in the Loan Agreement) of PHI. The Loan Agreement is filed herewith as Exhibit 10.1.

Item 8.01   Other Events.

Officer Stock Ownership Requirements

On December 16, 2004, the Company's Board of Directors adopted Common Stock ownership guidelines applicable to the Company's President, Vice Chairman/Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. The guidelines require the individual to own shares of Common Stock (which can include restricted stock and restricted stock units that are subject to time and/or performance vesting) with an aggregate value that is a multiple of the individual's base salary as follows: President -- 5 times base salary; Vice Chairman/Executive Vice President -- 3 times base salary; Senior Vice President -- 2 times base salary and Vice President -- 1 times base salary. Officers serving as of January 1, 2005 have until December 31, 2009 to meet this requirement. Newly elected officers and promoted officers are required to reach the applicable ownership level within five years after the date of their election.

PHI Earnings Charge Relating to Additional Tax Liability

As disclosed in PHI's Quarterly Report on Form 10-Q for the quarter ending September 30, 2004, the Internal Revenue Service (IRS), as part of its normal audit of PHI's income tax returns, has questioned whether PHI is entitled to certain ongoing tax deductions being taken by PHI as a result of the adoption by PHI of a carry-over tax basis for a non-lease financial asset acquired in 1998 by a subsidiary of PHI. On December 14, 2004, PHI and the IRS agreed to a Notice of Proposed Adjustment settling this and certain other tax matters. This settlement will result in a cash outlay for additional taxes and interest of approximately $21.4 million when the current examination is completed in 2005, and an anticipated refund of taxes and interest of approximately $6.4 million when the examination of PHI's 2003 return is completed. In addition, in the fourth quarter of 2004 PHI will take an after-tax charge to earnings of approximately $19.7 million for financial reporting purposes. The charge consists of approximately $16.3 million to reflect the reversal of tax benefits recognized by PHI prior to September 30, 2004, and approximately $3.4 million of interest on the additional taxes.

Item 9.01   **Financial Statements and Exhibits.**

10.1   Short Term Loan Agreement, dated as of December 14, 2004, between Pepco Holdings, Inc. and Mizuho Corporate Bank (USA)

10.2   Non-Management Directors Compensation Plan dated as of December 16, 2004

10.3   Executive Annual Incentive Compensation Plan dated as of December 16, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PEPCO HOLDINGS, INC.
(Registrant)


Date   December 17, 2004   JOSEPH M. RIGBY
                                                (Signature)

Name: Joseph M. Rigby

Title: Senior Vice President and
                Chief Financial Officer